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[KTRON LETTERHEAD]


  K-TRON INTERNATIONAL, INC.
  Routes 55 & 553, PO Box 888
  Pitman, NJ 08071-0888
  (856) 589-0500                                                       NEWS
  FAX (856) 582-7968
  www.ktron.com
  E-mail: ktii@ktron.com


For Release: Immediately

Contact:   Ronald Remick, Senior Vice President and Chief Financial Officer
           Tel: (856) 256-3311 E-mail: remick@ktron.com


K-TRON REPORTS RECORD EARNINGS FOR FOURTH QUARTER AND YEAR AND ANNOUNCES OFFER TO REPURCHASE UP TO 450,000 OF ITS SHARES


PITMAN, NEW JERSEY -- FEBRUARY 14, 2000 -- K-Tron International, Inc. (NASDAQ-KTII) today reported a 5 percent increase in fourth quarter diluted earnings per share from $0.60 last year to $0.63 this year. Net income increased
0.9 percent from $1.89 million in last year's fourth quarter to $1.91 million this year, while revenues declined slightly from $24.08 million to $23.74 million. The fourth quarter of 1999 was the eighteenth consecutive quarter in which K-Tron's net income and earnings per share exceeded the comparable numbers in the prior year period.

For fiscal 1999, the Company reported a 9.9 percent increase in diluted earnings per share from $2.03 last year to $2.23 this year. Net income for the period increased 2.5 percent from $6.59 million to $6.76 million, while revenues decreased 1.4 percent from $89.14 million to $87.89 million.

Fourth quarter and twelve month earnings per share grew faster than net income as a result of the lower number of diluted shares outstanding, primarily reflecting repurchases of stock made by the Company in 1998 and 1999.

In reporting the above results, the Company noted that if the average foreign currency exchange rates for the fourth quarter and full year 1999 were applied to the same periods in 1998, its 1999 revenues would have increased 5.7 percent for the quarter and 1.0 percent for the year, and the gains in its net income and earnings per share would have been greater than reported. Also, the Company's fourth quarter and full year 1999 results included special, pre-tax charges of $710 thousand for the previously-announced Hasler restructuring program.

Separately, the Company today also announced that it plans to commence an issuer tender offer to purchase for cash up to 450,000 shares of its common stock, representing approximately 15.37 percent of the Company's outstanding shares, for $18.00 per share. This represents a 27.4 percent premium over the closing price on Friday, February 11. The tender offer is expected to begin on Wednesday, February 16, 2000 and to expire, unless extended, at 5:00 p.m., New York City time, on Thursday, March 16, 2000.

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Details of the tender offer will be set forth in the Offer to Purchase, Letter of Transmittal and other related documents to be sent to shareholders. The Company will, subject to the terms and conditions of the offer, purchase 450,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Shares tendered and not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more or less than 450,000 shares pursuant to the offer.

Commenting on the Company's results and the tender offer, K-Tron Chairman and Chief Executive Officer Edward B. Cloues, II said, "Net income and earnings per share for the fourth quarter and full year 1999 were at the highest levels in the Company's history for any quarter or year. While these results are gratifying, our stock has been trading below seven times trailing twelve month earnings since early October 1999 and below nine times trailing twelve month earnings for most of the past year. Our Board of Directors believes that the current market price of our stock does not fully reflect the value of our business and future prospects and that a repurchase of 450,000 shares is consistent with our goal of maximizing shareholder value. At the same time, our offer provides those shareholders who wish to sell shares an opportunity to do so at a significant premium over recent trading prices and without the usual transaction costs associated with open market sales. The share repurchase will be financed partly with cash but primarily by using a $7 million credit facility which is already in place."

The Depositary in connection with the offer will be American Stock Transfer & Trust Company and the Information Agent will be D. F. King & Co., Inc. The Offer to Purchase, Letter of Transmittal and related documents are expected to be mailed on February 16, 2000 to shareholders of record on February 11, 2000 and will also be made available for distribution to beneficial owners of the Company's common shares.

K-Tron International, Inc. and its subsidiaries design, produce, market and service gravimetric and volumetric feeders, pneumatic conveying systems and related equipment for processing bulk solids in a wide variety of manufacturing processes. K-Tron has manufacturing facilities in the United States, Switzerland and Canada, and its K-Tron Soder, Hasler and Hurricane brand equipment is sold throughout the world.

                            (Financial Data Follows)

SHAREHOLDERS SHOULD READ THE OFFER TO PURCHASE AND THE OTHER TENDER OFFER MATERIALS THAT THE COMPANY WILL BE SENDING BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS CAN OBTAIN COPIES OF THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER MATERIALS FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV, OR FROM THE COMPANY'S INFORMATION AGENT, D. F. KING & CO., INC. AT
(212) 269-5550.

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                    K-TRON INTERNATIONAL, INC. & SUBSIDIARIES
                                FINANCIAL SUMMARY
                    (Dollars in thousands, except share data)



                                                         Unaudited                          Audited
                                                       4th Quarter(1)                     Year Ended(1)
                                                ---------------------------       ---------------------------

                                                   1999             1998             1999             1998
                                                ----------       ----------       ----------       ----------
Revenues                                        $   23,742       $   24,077       $   87,887       $   89,142
                                                ==========       ==========       ==========       ==========
Operating income                                $    2,638       $    2,518       $    9,139       $    9,432
Interest expense                                       115              192              495              714
                                                ----------       ----------       ----------       ----------
Income before income taxes                           2,523            2,326            8,644            8,718
Income taxes                                           613              433            1,885            2,125
                                                ----------       ----------       ----------       ----------
Net income                                      $    1,910       $    1,893       $    6,759       $    6,593
                                                ==========       ==========       ==========       ==========
Basic earnings per share                        $      .65       $      .63       $     2.28       $     2.10
                                                ==========       ==========       ==========       ==========
Diluted earnings per share                      $      .63       $      .60       $     2.23       $     2.03
                                                ==========       ==========       ==========       ==========
Average number of common shares
   outstanding (basic)                           2,951,000        3,020,000        2,962,000        3,133,000
                                                ==========       ==========       ==========       ==========
Average number of common & common
   equivalent shares outstanding (diluted)       3,015,000        3,130,000        3,026,000        3,243,000
                                                ==========       ==========       ==========       ==========

(1) Fiscal 1999 and 1998 ended January 1, 2000 and January 2, 1999, respectively.



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